Exhibit 99.1

[FIRST COMMUNITY CORPORATION LETTERHEAD]

Date

Shareholder

Address

Address

Thank you for your inquiry about First Community Corporation’s Dividend Reinvestment Plan (the “Plan”).  As a shareholder of First Community Corporation (the “Company”), you now have a convenient and inexpensive procedure for investing your cash dividends in, and for making additional voluntary cash purchases of shares of, the common stock of the Company.

A shareholder may enroll in the Plan at any time by completing a Participant Card and by returning it to First Community or to our Plan Agent, Registrar and Transfer Company.  The Plan allows a shareholder to participate with respect to some or all of the common shares owned.  Once a shareholder has enrolled in the Plan, participation continues for those shares designated as participating shares until terminated by the shareholder.

In addition to purchasing shares of the Company’s common stock with cash dividends, the shareholder may, at his or her discretion, purchase up to $5,000 of additional shares per dividend period with cash.  These voluntary cash purchases of not less than $100 may be made during any dividend period.  Participants are not required to make any cash purchases and such purchases may vary from dividend period to dividend period.  A cash purchase would be made by forwarding a check or money order to the Plan Agent, with the transmittal form supplied to each participant, at least seven business days before the date a dividend is actually paid by the Company.

Current shareholders may purchase the Company’s common stock through this Plan at a cost savings.  Shares purchased by a participant under the Plan may be newly issued common stock acquired directly from the Company or, at the Company’s option, common stock purchased in the open market.  The price of shares of newly issued shares will be discounted to 97% of “Market Value.”  Market Value is determined by taking a simple average of the closing price for the common stock on each of the five most recent days on which the stock was traded.  There are no broker fees and the participant is not charged a transfer fee since the shares are newly issued shares from the Company.  If the Company elects to have the Plan acquire shares through open market purchases, the price for those shares will be the weighted average of the actual prices paid for those shares.  The shares purchased through this program are kept in the owner’s name at Registrar and Transfer Company, the Plan Agent.  An investment statement will be issued to each owner on a regular basis.  Owners of shares purchased through this Plan will receive dividends on all shares held under the Plan.  These dividends will automatically reinvest in common stock of the Company, in accordance to the owner’s request.  All costs of administration concerning the purchasing of the shares will be borne by the Company.  A reasonable service charge may be assessed if issuance of a stock certificate is requested by the participant.

The above summary of the Plan’s features is qualified in its entirety by the Plan’s Prospectus, a copy of which is enclosed.  Please review the Prospectus carefully before you decide to invest.

Once you have reviewed the Prospectus, I hope that you will share my belief that the Plan provides a valuable investment opportunity for our shareholders.  In order to take advantage of this opportunity, please complete and return the enclosed Participant Card.

Thank you for your continued support of First Community Corporation and First Community Bank.

Sincerely,

Chief Executive Officer